Exhibit 1.1

AMENDMENT No. 6

TO

AGREEMENT (Contract Number KEV-01-13-004)

This Amendment No. 6 to Agreement (Contract Number KEV-01-13-004) (this “Amendment”) is dated effective as of the 1st day of October, 2015 (the “Amendment Date”) and is entered into by and between Kosmos Energy Ventures (“Operator”) and Alpha Offshore Drilling Services Company (“Contractor”), the foregoing may hereinafter be referred to individually as a “Party” and collectively as “Parties”.

WHEREAS, Operator and Contractor entered into that certain Agreement (Contract Number KEV-01-13-004) effective June 9, 2013, as amended thereafter (the “Agreement”), pursuant to which Contractor agreed to provide the deepwater drillship, the ATWOOD ACHIEVER (the “Drilling Unit”), to Operator.

WHEREAS, the Parties desire to amend the Agreement as herein provided.

NOW THEREFORE, in consideration of the premises and mutual covenants, the receipt and sufficiency of which are hereby acknowledged, effective as of the Amendment Date, the Parties agree as follows:

1.              Clause 2.2 of Section 2 of the Agreement is amended by changing the Primary Term in the second line from “three (3) years” to “four (4) years”.

2.              Clause 5.7 of Section 5 of the Agreement is amended by deleting the following paragraph in its entirety:

“Notwithstanding the preceding paragraph, at the Operations Commencement Date and subsequent one (1) year anniversaries of the Operations Commencement Date, the dayrates payable under the Contract shall be subject to adjustment for cost increases incurred by Contractor, with the first calculated change occurring from the date of the Effective Date of the Contract thru to the Operations Commencement Date and subsequent calculations based on the one (1) year anniversary date of the last calculation.  Contractor will deliver to Operator a baseline of the first calculated costs.  Such cost increases must be documented by Contractor and delivered to Operator and shall include additional expenses incurred for payroll, payroll burden, insurance, travel costs, catering and shorebase overhead.”

3.              Paragraph 4 of Schedule 5.1 of Section 5 of the Agreement shall be deleted in its entirety and replaced with the following:

“OPERATING

Mauritania	$495,571 per day plus all Contractor Group Taxes
Morocco	$555,535
All other countries	$495,571 per day plus all Contractor Group Taxes

Solely with respect to Drilling Services related to Morocco, Section 5 of this Agreement shall be considered amended to delete any and all references to the phrase “plus all Contractor Group Taxes”.  For the avoidance of doubt, Operator and its Affiliates shall not be responsible or liable for any Contractor Group Taxes with respect to Drilling Services related to Morocco.

Notwithstanding anything to the contrary herein, at any time before October 1, 2016, Operator and its Affiliates may at their sole option and discretion elect to revert the Operating Rate back to $595,000 for countries other than Morocco and $667,000 for Morocco (the “Original Operating Rates”) and revert the Primary Term back to three (3) years by providing written notice to Contractor of such election (the “Reversion Election”).  In the event Operator makes the Reversion Election, on the first day of the month immediately following the month in which Operator makes the Reversion Election, the Operating Rate shall revert to $595,000 plus all Contractor Group Taxes for countries other than Morocco, and $667,000 for Morocco, and the Primary Term shall revert to three (3) years.  Additionally, if Operator makes the Reversion Election, Operator and/or its applicable Affiliates shall pay to Contractor a rate recovery payment as per the Rate Recovery Payment Schedule referenced in Schedule 5.4 plus any applicable Contractor Group Taxes for countries other than Morocco (the “Rate Recovery Payment”) depending on the month in which the Reversion Election is made, and the Rate Recovery Payment shall be paid by Operator and/or its Affiliates within thirty (30) days of receipt of the invoice for such Rate Recovery Payment from Contractor. The Rate Recovery Payment shall represent (i) Contractor’s recovery from Operator and/or its Affiliates of the difference between the applicable Original Operating Rates and the reduced Operating Rates set forth above (plus an administrative fee at the rate of eight percent (8%) per annum, which is included in the amounts listed in the Rate Recovery Payment Schedule attached hereto as Schedule 5.4) over the course of the period of time commencing on 1 October 2015 and ending on the last day of the month in which the Reversion Election is made (the “Reversion Period”); and (ii) a tax gross-up payment equal to all Contractor Group Taxes applicable as a result of Contractor invoicing the Rate Recovery Payment to Operator and/or its Affiliates.  Contractor will invoice each of Operator and/or its Affiliates for the Rate Recovery Payment pro rata based on the number of days in which each of Operator and/or its Affiliates contracted the Drilling Unit during the Reversion Period.  In the event Operator contracts the Drilling Unit in Morocco during the Reversion Period, the Rate Recovery Payment and the Rate Recovery Payment Schedule in Schedule 5.4 shall be amended to reflect the difference in applicable Operating Rate and Contractor Group Taxes between Morocco and the other Operator jurisdictions; provided, however, Operator and its Affiliates shall not be responsible or liable for any Contractor Group Taxes with respect to Drilling Services related to Morocco.  Operator shall not transfer, assign, or novate the Agreement throughout the Reversion Period to any Party other than an Affiliate of Operator without the prior written consent of Contractor, such consent to not be unreasonably conditioned, withheld or delayed.”

4.              Exhibit A, “Rate Recovery Payment Schedule”, attached to this Amendment No. 6 shall be inserted as Schedule 5.4 to Section 5 of the Agreement.

5.              Terms that are capitalized in this Amendment but not otherwise defined herein shall have the meaning set forth in the Agreement.

6.              Whenever and in each such place the term “Agreement” is used throughout the Agreement, such term shall be read to mean the Agreement as amended by this Amendment.

7.              This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

8.              The provisions of Clause 22 of Section 2 of the Agreement shall apply, mutatis mutandis, to this Amendment as if they were set out herein.

9.              This Amendment may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same document.

10.       This Amendment shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

11.       All other terms and conditions of the Agreement which are not specifically modified by this Amendment shall remain in full force and effect.

[Signature Page Follows]

This Amendment is executed below by duly authorized representatives of the Parties hereto who accept and agree to be bound by the terms and conditions contained herein.

Kosmos Energy Ventures

Signed:	/s/ Jason E. Doughty	Name:	Jason E. Doughty

Position:	Vice President	Date:	28 September 2015

Alpha Offshore Drilling Services Company

Signed:	/s/ Anthony (Tony) H. Dyne	Name:	Anthony (Tony) H. Dyne

Position:	Director	Date:	28 September 2015

EXHIBIT A

Schedule 5.4

Rate Recovery Payment Schedule

Rate Recovery Payment Schedule

	October-15	November-15	December-15	January-16	February-16	March-16	April-16	May-16	June-16	July-16	Auguest-16	September-16
Days	31	30	31	31	29	31	30	31	30	31	31	30	10/1/2016
Cumulative Total	$3,102,451	$6,143,456	$9,326,136	$12,550,181	$15,604,030	$18,909,292	$22,148,455	$25,537,867	$28,859,248	$32,334,434	$35,853,840	$39,302,225